December 18, 2009

Mr. Russell Mancuso
Division of Corporation Finance
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:	Liberator, Inc. Current Report on Form 8-K Filed on: July 2, 2009 File No. 000-53514

Dear Mr. Mancuso:

By letter dated July 28, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided Liberator, Inc. (the “Company”) with its comments on the Company’s Current Report on Form 8-K, originally filed on July 2, 2009.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

General

1.
We see you maintained a fiscal year end of December 31 prior to the June 26, 2009 recapitalization transaction with OneUp Innovations.  Please note a Form 8-K filed in connection with a reverse recapitalization should disclose under Item 5.03 of the Form 8-K any intended change in fiscal year from the fiscal year end used by a registrant prior to the transaction. Please tell us whether you intend to continue with a fiscal year end of December 31. If not, please file an Item 5.03 Form 8-K to disclose any change in your fiscal year end as well as the date of the new fiscal year end.

RESPONSE: The Company filed Item 5.03 on Form 8-K on August 14, 2009.

2.	Please tell us where you filed your Form 8-K addressing Item 5.06. See the second sentence of General Instruction D to Form 8-K.

RESPONSE: We will comply with this requirement in future filings.

Incorporation by Reference

3.
Please tell us the authority on which you rely for the statement that “later information that we file with the SEC, prior to the closing of the Exchange Agreement, will automatically update and supersede [the information in this Current Report].” In addition, your disclosure in this and the preceding sections indicate that you have incorporated by reference other Exchange Act reports into this current report. However, no such documents appear to have been incorporated by reference. Please revise or advise.

RESPONSE: Both statements were inaccurate and will be corrected in any future filings.

4.
Please also note that if you intend to incorporate by reference, you must do so consistent with the requirements of Form 8-K and Exchange Act Rules l2b-23 and 12b-32. In this regard, you indicate in the last paragraph under the caption “Remark Enterprises” that the “Remark Form 10” is attached hereto as Exhibit B. However, no such exhibit was attached to this current report. Please revise your disclosures that imply incorporation by reference throughout this document accordingly.

RESPONSE: Remark Enterprises Form 10 Amendment Number 3 was not filed as an exhibit to the 8-K,and the language in the 8-K should have more clearly reflected the Company’s intent to incorporate theForm 10 Amendment No. 3 by reference, in accordance with the requirements of Form 8-K and Exchange Act Rules 12b-23 and 12b-32.  In the future, the Company will act in accordance with such rules when incorporating by reference.

Item 1.01 Entry Into a Material Definitive Agreement

5.	Please tell us the authority on which you rely to qualify your disclosure by reference to a contract like you do here and elsewhere in this document.

RESPONSE: As indicated, the merger agreement was filed on Form 8-K on April 7, 2009 as Exhibit 2.1.
Item 2.01 Completion of Acquisition or Disposition of Assets

6.	We note the numerous website addresses listed in your filing. Please refer to footnote 41 of Exchange Act Release No. 42728 and revise your disclosure accordingly.

RESPONSE: The disclosure was revised in connection with the Form 8-K for WES Consulting, Inc., filed on October 22, 2009.

7.
Please provide the disclosure required by Regulation S-K Item 202, including how the rights of the common stockholders are limited or qualified by the terms of the preferred stock issued in the acquisition.

RESPONSE: The disclosure required by Regulation S-K Item 202 was addressed in the Form 8-K inconnection with the merger with WES Consulting, Inc., under a new risk factor: “We are controlled byour Chief Executive Officer, whose interests may differ from other stockholders.” Such disclosure emphasizes the voting preferences of the Preferred Shares and the limiting effects of such shares on the common stockholders (See Page 14).

8.          Please disclose the information required by Item 407(a) of Regulation S-K.

RESPONSE: Our Board of Directors has determined that it does not have a member that is “independent”as the term is used in Item 407(a) of Regulation S-K.

Remark Enterprises Inc.

9.
You disclose here that “the Company is a voluntarily reporting company.” You disclose in the section captioned “Risk Factors” that you “are required to file periodic reports.” Please reconcile, and clarify the source of your reporting obligations given that your Form 10 was filed to register a class of your securities pursuant to Section 12(g) of the Exchange Act and the facing page of your Form 10-K claims that you have registered a class of securities under Section 12(b) of the Exchange Act.

RESPONSE: To clarify, Remark Enterprises was not a voluntary reporting company and was required tofile periodic reports under the Exchange Act.

OneUp Innovations

10.
You refer in the first paragraph to being a provider of “services and information.” The disclosure that follows appears to only describe products you sell, such as foam-based furniture. Please revise to clarify the nature of the “services and information” you provide. Similarly, revise to clarify the nature of the “contract manufacturing work” mentioned in the section captioned “Management's Discussion and Analysis.”

RESPONSE: In the Current Report on Form 8-K filed on October 22, 2009, with respect to the WESConsulting, Inc. merger, the description of OneUp Innovations (now called Liberator) has been changedto being a provider of“goods and information.”  The information that OneUp Innovations provides consists primarily of product demonstration videos and instructional DVD’s that the Company sells (See Page 3).

The contract manufacturing work that the Company performs was clarified in the Form 8-K filed onOctober 22, 2009, with respect to the WES Consulting, Inc. merger in order to disclose the nature of thecontract manufacturing services provided to companies seeking private label specialty products and further that such services are not a material part of the Company’s business (See Page 6).

 “Beginning in early fiscal 2007, the Company began providing contract manufacturing services tocompanies seeking private labelspecialty products made from fabric and foam. These products aretypically designed by the clientcompanies and manufactured to their specifications. This is not a material segment of our business.”

11.	Please disclose the nature of your relationships with your “domestic and international resellers, on-line affiliates, and independent sales consultants.” File material contracts as exhibits.

RESPONSE: In the Current Report on Form 8-K filed on October 22, 2009, with respect to the WESConsulting, Inc. merger, the description of the Company has been revised to “Since our first sale in May2002, Liberator has grown to include 95 employees, with our products being sold directly to consumers and through hundreds of domestic and international resellers, on-line affiliates, and independent sales consultants within the United States.” The original description implied an employer-employee relationship with our “domestic and international resellers, on-line affiliates, and independent sales consultants,” which is not the case.

Furthermore, the agreements with the six international licensees are not considered by the Company to bematerial, as the total product sales and license fees from all six licensees for the fiscal year ended June30, 2009 totaled less than 3% of total sales. The international license agreements have not been filed as exhibits as they are not considered by the Company to be material contracts (See Page 4).

Industry Background

12.	Please tell us why your disclosure here does not describe the “8 distinct individually identifiable markets” mentioned under the caption “Products and Services.”

RESPONSE: The reference to “8 distinct, individually identifiable markets” has been deleted in the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger.

Our Business

13.
We note the discussion regarding your suppliers in the section captioned “Risk Factors.” Please expand your disclosure here to provide the information required by Regulation S-K Item 101(h)(4)(v), including the names of the suppliers. Also describe the nature of your relationship with those suppliers. For example, do you purchase foam and fabric on an as-needed basis, or are you obligated to purchase a fixed amount of materials per month?  Does the nature of your relationship ensure that you will be able to acquire sufficient foam and fabric to meet your operational needs?

RESPONSE: The information required by Regulation S-k Item 101 (h)(4)(v) was provided in theCurrent Reporton Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger.We have included the following risk factor in order to disclose the necessary information: “Because there are a limited number of suppliers of a key component of our products, we may suffer cost and supply difficulties if we are forced to change suppliers.” (See Page 14).

14.          Please describe the effect of governmental regulations on your business.

RESPONSE: The effect of government regulation was disclosed in the Current Report on Form 8-Kfiled on October 22, 2009, with respect to the WES Consulting, Inc. merger. (See Page 10).

Our Competitive Strengths

15.
Clarify why you have been one of only a handful of companies that are “permitted” to advertise in mainstream publications and why others have been prohibited.  Also reconcile that disclosure with your disclosure in the Risk Factors that there are no significant barriers to entry in the market you serve.

RESPONSE: This was clarified in the Current Report on Form 8-K filed on October 22, 2009 withrespect to the WES Consulting, Inc. merger. Due to the nature of our products and services, the Companyhas been one of only a handful of companies that arepermitted to advertise sexual wellness products in mainstream publications. Because of our upscale presentation and mainstream appeal, Liberator product advertisements have passed the approval of magazines that have never before permitted an adult product to advertise (See Page 5).

16.
Please provide support for your statement that you “have established a leading market position in the category of sexual wellness products,” given your disclosure in the preceding section regarding the companies and major consumer brands rapidly entering that market.

RESPONSE: We have clarified our disclosure to explain that our ability to advertise and market in various mainstream publications where our competitors are unable to do so has enabled us to obtain what we consider to be a “leading market position.” (See Page 5).

Established and Diversified Customer Base

17.	Please tell us the criteria you used to ensure that the customers you name in this section objectively represent your customer base. Also tell us whether any other customers satisfy those criteria.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger to describe our established and diversified customer base(See Page 5).

Liberator International

18.
Please disclose the number of your licenses, including the number of the licenses that are for foreign territories, and the portion of your revenue derived from the licenses.  Also disclose the material terms of the licenses, including the size of the territory, any exclusivity provisions, duration and termination provisions, and how you generate revenue from the license, such as through royalties or product sales.

RESPONSE: This disclosure was modified in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger to describe the Company’s licenses (See Page 8).

Risk Factors

19.
Please add a risk factor that describes the risk presented from the number and percentage of your securities beneficially owned by your affiliates. For example, given the number and percentage of your securities held by your affiliates, it appears they will have a significant influence on corporate decisions, including elections of directors and business combinations. Include in such disclosure a detailed description of the voting rights applicable to the preferred stock you issued in connection with the merger, as noted in Section 1.8 of the Stock Purchase and Recapitalization Agreement, filed as exhibit 2.1 to your Form 8-K filed April 7,2009.

RESPONSE: The following risk factor was included in the Current Report on Form 8-K filed on October22, 2009, with respect to the WES Consulting, Inc. merger: “We are controlled by our Chief ExecutiveOfficer, whose interests may differ from other stockholders” (See Page 13).

20.
Please add a risk factor regarding any anti-takeover devices in your governing documents. For example, it appears from page 9 of your annual report on Form 10-K that you have the ability to issue preferred shares with any rights, preferences and privileges designated by your board of directors.

RESPONSE: This risk factor will be addressed in any and all subsequent filings with the Commission.

Intellectual property litigation...

21.	With a view toward disclosure, please tell us the status of each pending claim of infringement and the extent of your business that could be affected by an adverse outcome regarding the claim.

RESPONSE: Disclosure was included in the Current Report on Form 8-K filed on October 22, 2009,with respect to the WES Consulting, Inc. merger to relate that the Company is not currently aware of anypending or threatened legal proceedings against us (See Page 11).

We presently do not intend to pay cash dividends...

22.
Please clarify the reference to “this Offering” in this risk factor and in the risk factor on the next page. A Form 8-K may not be used to register a securities offering.  In this regard please clarify how the last risk factor in this document is relevant to the readers of this Form 8-K.

RESPONSE: The term “this Offering” was deleted from the Current Report on Form 8-K filed onOctober 22, 2009, with respect to the WES Consulting, Inc. merger. We also included the following riskfactor for further clarification: “Wepresently do not intend to pay cash dividends on our common stock” (See Page 18).

We have not “cleared comments”...

23.	You should not imply that the staff comment process involved a review of your document by the Commission itself or that the Commission issued comments to you. Please revise accordingly.

RESPONSE: The term “cleared comments” was deleted from the Current Report on Form 8-K filed onOctober 22, 2009, with respect to the WES Consulting, Inc. merger and there was no implication madethat the staff comment process involved a review of our document by the Commission or that the Commission issued comments to us.

Our common stock may be considered a penny stock…

24.	Please tell us the authority on which you rely for the cited exemption to the penny stock rules for sales to accredited investors.

RESPONSE: The following disclosure was included in the Current Report on Form 8-K filed onOctober 22, 2009, with respect to the WES Consulting, Inc. merger: “Our Common Stock is classifiedas a “penny stock” as the term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of the than $5.00.  Our Common Stock will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock” (See Page 21).

Management’s Discussion and Analysis…

Third Quarter of Fiscal 2009...

25.
Please clarify how the “changes in consumer spending” you mention caused the decrease in consumer sales. For example, did consumers purchase fewer of your products or did you lower the price of your products as a result of the “current economic uncertainty?” Also clarify the reasons for the increased sales through wholesale distribution channels and contract manufacturing customers. Discuss wholesale distribution and contract manufacturing separately. Please also revise your similar disclosures with respect to the other periods presented in your MD&A.

RESPONSE: The following disclosure was included in the Current Report on Form 8-K filed on October 22, 2009, with respect to the WES Consulting, Inc. merger (See Page 22).

26.
With a view toward disclosure, please tell us the portion of your revenue derived from each of the products mentioned in the “Our Business” section of your document. For example, what portion of your revenue is derived from furniture? Are revenue and margins similar for each of your types of products? Have revenue and margin trends been similar for each type of product?

RESPONSE: The following disclosure was included in the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger.  Specifically, see the discussion regarding sales and gross profit by channel and the year-to-year change (See Page 22 & 23).

Liquidity and Capital Resources

27.
We note your disclosure here and elsewhere in your document regarding your working capital deficiency. We also note the disclosure in the third risk factor that “[m]anagement believes that actions presently being taken to revise our operating and financial requirements provide the opportunity for us to continue as a going concern.” Please revise to describe in greater detail these actions and how they provide you with the opportunity you mention.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger.  Specifically, please reference the sections titledLiquidity and Capital Resources, Sufficiency of Liquidity, and Capital Resources (See Page 25).

28.
We note the vague reference to “other credit facilities” as a source of liquidity. We also note the disclosure in the section captioned “Risk Factors” regarding the intended registration statement for the shares you previously offered and sold. It appears from Section 4.8 of the Stock Purchase and Recapitalization Agreement that you also intend to raise capital in that registration statement. The information you provide pursuant to Regulation S-K Item 303 should identify and separately describe your sources of liquidity, including the unused portion. Please revise, as appropriate. Also ensure that such revisions are consistent with Section S of the Securities Act; see, for example. Securities Act Rule 135.

RESPONSE: Management believes anticipated cash flows generated from operations during fiscal 2010, along with current cash and cash equivalents as well as borrowing capacity under the line of credit should be sufficient to finance working capital requirements required by operations during the next twelve months. However, if product sales are less than anticipated during the three months ended December 31, 2009 and the three months ended March 31, 2010, the Company will need to raise additional funding in the near term to meet its working capital requirements. If the Company raises additional capital by issuing equity securities, its existing stockholders’ ownership will be diluted.  The Company cannot provide assurance that additional financing will be available in the near term when needed, particularly in light of the current economic environment and adverse conditions in the financial markets, or that, if available, financing will be obtained on terms favorable to the Company or to the Company’s stockholders.  If the Company requires additional financing in the near-term and is unable to obtain it, this will adversely affect the Company’s ability to operate as a going concern and may require the Company to substantially scale back operations or cease operations altogether.

29.
With a view toward clarified disclosure, please tell us about any noncompliance with the terms of your debt agreements during the periods presented, the reasons for the noncompliance, whether and how you cured the noncompliance, and whether you are currently in full compliance with the terms of those agreements.

RESPONSE: During the periods presented, the Company was in full compliance with the terms of any debt agreements.  Further, the Company is currently in full compliance with the terms of such debt agreements.

Sufficiency of Liquidity

30.
Given the working capital deficiency noted in the preceding section, please clarify how working capital provides you with o source of liquidity. Also clarify what you consider to be a “moderate amount of additional borrowing.”

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger, in the section entitled Sufficiency of Liquidity (SeePage 25).

Capital Resources

31.	Please tell us why this section does not describe your “current expansion plans” mentioned in the risk factor captioned “We may incur substantial debt...”

RESPONSE: The referenced risk factor was revised in the Current Report on Form 8-K filed onOctober 22, 2009 with respect to the WES Consulting, Inc. merger.  The term “current expansion plans”was changed to “current plan,” as such plans are more fully described in the section titled Capital Resources on (See Page 25).

Market Information

32.
Please disclose the information required by Regulation S-K Item 201(a)(2) and (b)(1). Your disclosure should show clearly the effect of Rule 144(i) and when you believe you have filed information that fully satisfies the requirements of Form 10;  in this regard, please tell us how the last sentence of section 4.6 of the exhibit filed with your April 7, 2009 Form 8-K is consistent with Rule 144(i).

RESPONSE: Future filings of the Registrant will reflect the fact that we have 58 shareholders with61,915,981 shares issued and outstanding, 2,712,393 shares issuable upon the exercise of outstandingwarrants, 1,849,456 shares issuable upon the exercise of outstanding options, 2,250,000 shares issuable upon the conversion of convertible notes, and 4,300,000 issuable upon the conversion of the Series A Convertible Preferred Shares (after June 26, 2011).  Of these shares, only 228,000 shares have been registered under a registration statement declared effective by the Commission and the remaining shares are subject to Rule 144.

Security Ownership of Certain Beneficial Owners and Management

33.	Please expand your beneficial ownership table to provide the information required by Regulation S-K Item 403 with respect your outstanding preferred shares.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger.  The Series A Convertible Preferred Stock and itsimpact is referenced and disclosed in a foot-noted disclosure (See Page 26).

34.	Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Hope Capital.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger.  We have included in such disclosure that Curt Kramer is the sole shareholder of Hope Capital, Inc. (See Page 26).

35.	Please ask your affiliates to tell us when they will comply with their filing obligations under Section 16 of the Exchange Act.

RESPONSE: Section 16 filings were completed with respect to the WES Consulting, Inc. merger onOctober 28 and 29, 2009.

Executive Compensation

36.	Please revise your disclosure to provide complete information in the format currently required by Regulation S-K Item 402. See, for example, Release 34-S4302A (August 29, 2006).

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger (See Page 27).

Directors' Compensation

37.	The disclosures required by Item 402(r) of Regulation S-K are not limited only to “fees” or “other cash compensation.” Please revise accordingly.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger.  For the fiscal year ended June 30, 2009, directors didnot receive any remuneration in their capacity as a director (See Page 27).

Summary Compensation Table

38.	Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year—the fiscal year ended June 30, 2009.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger (See Page 27).

39.
Please tell us how your summary compensation table includes the dollar amount recognized for financial statement reporting purposes of the option granted to Mr. Scott. Refer to Regulation S-K Item 402(n)(2)(vi) and Instruction to Item 402(n)(2)(v) and (vi).

RESPONSE: At the time the options were granted to Mr. Scott (October 1, 2007), the Fair MarketValue of the underlying stock was determined to be $0.067 per share and the option was granted with anexercise price of $0.228 per share. The fair market value was based on the fact that the Company had been seeking a private investor for several years and the only firm offer received during that time was at a price of $0.067 per share.

40.
Your disclosure in the section captioned “Risk Factors” regarding contractual limitations on compensation of your officers implies that you have contracts related to the compensation of Messrs. Friedman and Scott. If so, please tell us why those agreements are not discussed in this section. Refer to Regulation S-K Item 402(o). Also file those agreements as exhibits.

RESPONSE: The employment agreements contemplated at the time of the Remark Enterprises mergerwere never finalized nor executed and as such, do not exist.

41.	If the option granted to Mr. Scott remains outstanding, please provide the disclosures required by Item 402(p) of Regulation S-K.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger (See Page 28).

Certain Relationships and Related Transactions

42.	Please tell us why you have not disclosed the information required by Item 404 of Regulation S-K with respect to:

•      the “note payable” to the related parties mentioned in exhibits 99.1 and 99.2;
•	the standby letter of credit your majority shareholder agreed to provide on your behalf, as noted in exhibits 99.1 and 99.2;
•      the “loans from related parties” mentioned in exhibit 99.2; and
•      the personal guarantees provided by Mr. Friedman that are mentioned in exhibits 99.1 and 99.2.

Also tell us, with a view toward disclosure, whether the former president and director and controllingshareholder of registrant received any consideration in connection with the acquisition of OneUp. File asexhibits the agreements related to all related-party transactions.

RESPONSE: The Company will disclose the information related to these agreements required by Item404 of Regulation S-K in an amendment to the Form 8-K for WES Consulting, Inc., originally filed onOctober 22, 2009. (See Page 29).

The former president, director and controlling shareholder, Don Cohen, did not receive any considerationin connection with the acquisition of OneUp Innovations.

43.
With a view toward disclosure, please tell us the identities of the “consultants” mentioned in Note 8 of exhibit 99.2.  If either of those consultants are your affiliates, please also disclose the information required by Regulation S-K. Item 404 with respect to the transactions mentioned in Note 8 of exhibit 99.2.

RESPONSE: The consultant mentioned in Note 8 of Exhibit 99.2 is Dr. Howard Berkowitz and he is notconsidered an affiliate under the definition of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities

44.	Please disclose the information required by Item 701 of Regulation S-K with respect to the preferred stock you issued in connection with the acquisition of OneUp Innovations.

RESPONSE:                                Please note that these shares were issued pursuant to an exemption from registration atSection 4(2) of the Securities Act of 1933.

45.
With respect to the transactions mentioned in the first two paragraphs, please clarify the number of individuals and number of entities who acquired the securities and the facts relied upon to make the exemption from registration available. Also clarify the nature of the services performed by New Castle and Downshire.

RESPONSE: Pursuant to the Merger Agreement, Remark Enterprises issued 45 million shares to 11 individuals who collectively owed 100% of OneUp Innovations.  These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and were issued as founders shares. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Pursuant to the Offering, the Company issued 8 million shares to 37 individuals and entities pursuant to a Regulation D Rule 506 private placement memorandum and subscription agreements.  All of the shares were sold to “Accredited Investors” as defined in 501(a) of the Securities Act.  Please note that pursuant to Rule 506, all shares purchased in the Regulation D Rule 506 offering were restricted in accordance with Rule 144 of the Securities Act of 1933. In addition, each of these shareholders was accredited as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act.

(A) At the time of the offering we were not: (1) subject to the reporting requirements ofSection 13 or 15 (d) of the Exchange Act; or (2) an “investment company” within themeaning of the federal securities laws.

(B) Neither we, nor any of our predecessors, nor any of our directors, nor any beneficialownerof 10% or more of any class of our equity securities, nor any promoter currentlyconnected withus in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(C) The offers and sales of securities by us pursuant to the offerings were not attempts toevadeany registration or resale requirements of the securities laws of the United Statesor any of itsstates.

(D) None of the investors are affiliated with any of our directors, officers or promotersor anybeneficial owner of 10% or more of our securities.

New Castle provided investment banking and financial services to the Company in connection with afinancing in June 2009.

The Company entered into a verbal agreement with Downshire Capital by which Downshire wouldreceive 2.5% of the cash amount raised in the private placement of stock in the June 2009 financing.

46.	Please clarify how each of the transactions mentioned here was affected “in part” on the exemptions from registration you mention.

RESPONSE: Please note the response to Question 45 which clarifies the exemptions relied upon.

47.	Please tell us, with a view toward clarified disclosure, what entities were “designated by OneUp.” Also tell us the purpose of that arrangement.

RESPONSE: The entities “designated by OneUp” were the existing shareholders of OneUp Innovationsprior to the merger.

48.	Please tell us when you filed the Form D related to the offerings you claim were exempt from registration due to Regulation D.

RESPONSE: The Form D was filed on December 17, 2009.

Item 5.01 Chances in Control of Registrant

49.
Given that your common stock is registered under Section 12 of the Exchange Act, please tell us why you did not file proxy materials regarding the “vote of the shareholders” mentioned here or the change in the name of the registrant.

RESPONSE: This was an oversight on the part of the Company. With respect to the Wes Consulting,Inc. merger, a Preliminary Form 14C information statement was filed on October 29, 2009 with theCommission.

49.	Please tell us when you will respond to the comments in our letter dated July 9, 2009.

RESPONSE: The comments in the letter dated July 9, 2009 were responded to on December 14, 2009.

Item 5.02 Departure of Directors or Principal Officers

51.	We note in your reference to public boards in your disclosure regarding the experience of Mr. Friedman. Please provide the disclosure required by Regulation S-K Item 401 (e)(2).

RESPONSE: Mr. Friedman has not served on a public board within the last 5 years and the disclosureregarding Mr. Friedman’s background was revised in the Current Report on Form 8-K filed on October 8,2009 with respect to the change in control of WES Consulting, Inc. (See Page 3).

52.	Please clarify when Mr. Scott became president of Impact Business Solutions. Also clarify when he resigned as Executive Vice President of Cyanotech and when he became a director of that company.

RESPONSE: The disclosure regarding Mr. Scott was revised in the Current Report on Form 8-K filed onOctober 8, 2009 with respect to the change in control of WES Consulting, Inc. (See Page 3).

Item 9.01 Financial Statement and Exhibits

53.          Please file as exhibits the:

•	“Stock Purchase and Recapitalization Agreement” mentioned under Item 1.01. Also provide us with copies of all schedules and attachments omitted from that agreement;
•	the amendment to that agreement mentioned under Item 2.01;
•	the engagement letter with New Castle Financial Services;
•	the consulting agreement with Downshire Capital;
•	the “innovative” licenses mentioned under the caption “Liberator International”;
•	the lease mentioned under your “Properties” caption;
•	the credit agreement mentioned under “Liquidity and Capital Resources” and your other debt agreements that are material;
•	the employment agreements mentioned under the table in your “Appointment of Directors and Officers” disclosure;
•
articles of incorporation and bylaws of Liberator, Inc. Also ensure that the articles you file arc complete, as amended. In this regard, it appears from your disclosure that your board approved the issuance of preferred stock in connection with the acquisition that has different voting rights than your common shares and that you changed your corporate name in connection with the acquisition.

RESPONSE: The Company will file these agreements as exhibits to an amendment to the Form 8-Kfor WES Consulting, Inc., filed on October 22, 2009.  Please note the consulting agreement withDownshire Capital was an oral agreement and as such will not be filed as an exhibit.

54.
We note your reference to your subsidiaries in your disclosure under Item 1.01 and in section 2.1 to the exhibit filed with your Form 8-K on April 7, 2009.  Please file the exhibit required by Regulation S-K Item 601 (b)(21).

RESPONSE: The comment will be resolved in the next filing with the Commission.

Signatures

55.
Given the cover page of this current report and disclosure regarding the name change of the registrant to Liberator, Inc., it appears that the registrant has not signed this report.  Please revise to include the signature of the correct entity.

RESPONSE:  The Form 8-K for WES Consulting, Inc., filed on October 22, 2009, has the correct signature page.

Exhibit 99.1 – OneUp Innovations. Inc. Financial Statements

Financial Statements. OneUp Innovations. Inc. for the period ended March 31. 20009

Notes to Financial Statements

Note 1 Nature of Business and Significant Accounting Issues

Revenue recognition

56.
We note you disclose elsewhere in the filing that approximately 60% of your revenues are derived from online sales. We also note that revenue is recognized when earned, which “typically” occurs when an order is placed, shipped and invoiced.  In future filings please clearly indicate, if true, that you only recognize revenues when the general revenue recognition criteria outlined in SAB 104 have been met (persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.) Please tell us how you recognize revenue when these conditions are not met.

RESPONSE: The revenue recognition policy was further elaborated in the Current Report on Form 8-Kfiled on October 22, 2009 with respect to the WES Consulting, Inc. merger.  Please see Exhibit 99.1, page8 for the revised disclosure in the section titled Revenue Recognition.

Exhibit  99.3 – Pro Forma Information

57.
We note that Remark Enterprises, Inc. was a non-operating public shell prior to the June 2009 transaction with OneUp Innovations, Inc. (OneUp). Please note that the staff views the merger of a private operating company into a non-operating public shell corporation with nominal net assets as a capital transaction in substance, rather than a business combination - i.e., a recapitalization of the operating company. As a result, pro forma financial statements are not required under Rule 8-05 of Regulation S-X. Please apply that guidance to future filings.

RESPONSE: The Company has reviewed Rule 8-05 of Regulation S-X and will apply such guidance tofuture filings.

58.
We see that OneUp Innovations, Inc. auditor is Moore & Associates, Chartered and that your (Remark Enterprises Inc.) auditor is Gruber & Company LLC. Please tell us whether you plan to or have changed your auditor after the recapitalization and your consideration of whether you are required to file an Item 4.01 Form 8-K.

RESPONSE: As a result of the actions taken by the PCAOB (and subsequently by the Commission)against Moore & Associates, Chartered, OneUp Innovations decided to change its auditor to Gruber &Company, LLC and re-audit the fiscal year ended June 30, 2008 that was previously audited by Moore & Associates.  A Form 15 was filed with respect to Liberator, Inc. (formerly known as Remark Enterprises, Inc.), in part because of the issues regarding Moore & Associates. Upon completion of the merger with WES Consulting, the auditor for WES Consulting was changed to Gruber & Company LLC. Please reference the Current Report on Form 8-K filed on October 22, 2009 with respect to the WES Consulting, Inc. merger. Please see page 30 for the Item 4.01 disclosure.

59.
In a related matter, please revise your future filings to include a detailed discussion in the notes to your financial statements of how you accounted for and presented the reverse recapitalization transaction.

RESPONSE: This disclosure was revised in the Current Report on Form 8-K filed on October 22, 2009with respect to the WES Consulting, Inc. merger (See Exhibit 99.1, Note M).

Liberator, Inc. (formerly Remark Enterprises. Inc) Form 10-K for the fiscal year ended December 31.2008
Signatures, page 18

60.
Please amend your filing to include the second paragraph of text required on the signatures page of Form 10-K. Also include below that paragraph the signatures of your (1) principal executive officer; (2) principal financial officer; (3) principal accounting officer or controller; and (4) a majority of your board of directors.

RESPONSE: The Company filed a Form 15 pursuant to Rule 12g-4(a) (1) of the Securities ExchangeAct of 1934, and thus, the comment is no longer applicable.

Exhibit 31.1

61.
We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend your Form 10-K. to include corrected certifications that include the required language. This comment also applies to your Form 10-Q for the period ended March 31, 2009.

RESPONSE: The Company filed a Form 15 pursuant to Rule 12g-4(a) (1) of the Securities ExchangeAct of 1934, and thus, the comment is no longer applicable.

62.
When you file the amended annual report on Form 10-K, please ensure that the exhibits required by Item 601(b)(31) of Regulation S-K are exactly as those specified in that item. We note, for example, the references to “small business issuer” in paragraphs 4.d. and 5. Please also apply the guidance in this comment to exhibit 31.1 to your Form 10-Q for the period ended March 31, 2009. In this regard, we note that exhibit to your Form 10-Q is dated March 20, 2009; please tell us how the officer who signed that exhibit could provide the certification regarding the Form 10-Q before the registrant's quarter had ended.

RESPONSE: The Company filed a Form 15 pursuant to Rule 12g-4(a) (1) of the Securities ExchangeAct of 1934, and thus, the comment is no longer applicable.

The Company respectfully submits that the foregoing responses are appropriately responsive to the Staff’s comments contained in the comment letter. In connection with the foregoing responses and per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure herein and in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,
/s/ Ronald P. Scott
Ronald R. Scott
Chief Financial Officer (770) 246-6426

cc:	Louis S. Friedman, Chief Executive Officer
Gregg Jaclin, Esq., Anslow & Jaclin LLP